Exhibit 99.1

TSX:   JE
  JE.DB
              JE.DB.B

NYSE:  JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES NORMAL COURSE ISSUER BIDS FOR ITS:

(a)	6.0% CONVERTIBLE EXTENDIBLE AND UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2017;

(b)	5.75% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 30, 2018;

AND

(c)	COMMON SHARES

TORONTO, ONTARIO - - March 13, 2015 - - Just Energy Group Inc. (“Just Energy”) (TSX, NYSE:  JE), announced today that it has received TSX approval to:

(a)
renew its current normal course issuer bid (“NCIB”) for its outstanding 6% convertible extendible unsecured subordinated debentures due June 30, 2017 (the “6% Debentures”) (TSX: JE.DB) which expires March 16, 2015; and

(b)	file an NCIB for each of:

(i)	its 5.75 % convertible, unsecured subordinated debentures due September 30, 2018 (the “5.75 % Debentures”) (TSX: JE.DB.B) and

(ii)	its common share (TSX/NYSE: JE).

All 6% and 5.75% Debentures and all Common Shares purchased under each of the above referenced NCIBs will be cancelled. As of February 27, 2015 the following table indicates the principal amount of the Debentures and number of common shares that were outstanding at close of trading February 27, 2015 and that may be purchased during the year starting March 17, 2015 and ending March 16, 2016.

Under each NCIB, Just Energy may purchase Debentures and common shares representing 10% of the outstanding public float at the close of business February 27th, 2015, up to the following limits:

Outstanding - Close of Trading - February 27, 2015	Limit on Purchases Between March 17, 2015 to March 16, 2016 (Principal Amount)
	Total Limit (1)	Daily Limit (2) (3) (4)
(a) 6% $330,000,000 Debentures	$31,709,970	$42,803
(b) $5.75% $100,000,000 Debentures	$10,000,000	$17,603
(c) 146,540,678 Common Shares	10,312,390	103,822

Notes:

(1)	Represents 10% of the public float at February 27, 2015.
(2)	The ADTV for the 6% Debenture was $171,213 at February 27, 2015.
(3)	The ADTV for the 5.75% Debentures was $70,411 at February 27, 2015.
(4)	The ADTV for the Common Shares was 415,291 at February 27, 2015.

Just Energy believes that the Debentures and Common Shares may trade in a range that may not fully reflect their value.  As a result, Just Energy believes that the purchase of the Debentures and Common Shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds.  In addition, purchases under each of the NCIBs may increase the liquidity of the Debentures and Common Shares and will enable Just Energy to deleverage its balance sheet.  Except for the purchase of $195,142 principal amount of the 6% Debentures purchased in February, 2015 for settlement in March, 2015 and $629,721 purchased up to March 10, 2015 at a weighted average price of 92.52 (per $100 principal amount), Just Energy did not make any other purchases of Debentures under the current NCIB for its 6% Debentures (which expires March 16, 2015), as, while purchases would have been an appropriate use of Just Energy’s funds, Just Energy alternatively allocated funds to support other corporate purposes including customer growth and reducing bank indebtedness.

Just Energy intends to commence each of the NCIBs on March 17, 2015.  Each of the NCIBs will expire on March 16, 2016 or such earlier date as Just Energy completes its purchases pursuant to each NCIB.  All purchases made under each NCIB will be made through the facilities of the TSX in accordance with the rules of the TSX at market prices prevailing at the time of purchase.  The actual amount of Debentures and Common Shares that may be purchased under each NCIB is subject to, and cannot exceed the limits referred to above. The timing of such purchases will be determined by Just Energy.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves over 2 million residential and commercial customers (4.5 million RCEs) through a wide range of energy programs. The Company's JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com